Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

EQT Corporation issued the following press release on October 27, 2017.

NEWS RELEASE

Proxy Advisory Firm ISS Recommends EQT Shareholders

Vote “FOR” Transaction with Rice Energy

PITTSBURGH — (BUSINESS WIRE) — EQT Corporation (NYSE: EQT), today announced that the nation’s leading independent proxy advisor firm, Institutional Shareholder Services (ISS), has recommended that EQT shareholders vote “FOR” the pending transaction with Rice Energy Inc. (NYSE: RICE). EQT’s Board of Directors also reiterates its unanimous recommendation for the transaction and advises EQT shareholders to follow instructions on the WHITE proxy card and vote “FOR” all agenda items. EQT also issues the following statement:

We are pleased that ISS recommends that EQT shareholders vote for the acquisition of Rice Energy Inc.

In making its recommendations, ISS noted(1):

“The proposed transaction has inherent industrial logic and appears to better position the company to resolve its long-standing sum-of-the-parts discount.”

“It also appears that a resolution of the discount could deliver more value on a pro forma basis than it would on a standalone basis. The board indicates that it will address the discount following close of the transaction and has taken several steps to reassure shareholders on the matter, a sense which appears to be reflected in the market’s sustained positive reaction to events that have transpired since announcement. As such, support for the transaction is warranted.”

“…it is encouraging to see a leadership team willing to make themselves directly accountable to shareholders.”

This recommendation underscores the outstanding strategic and operational fit of the Rice acquisition, which we believe will create significant value for all of EQT’s shareholders in the near- and long-term. As one of the lowest-cost producers in the United States, we expect the transaction will enrich our financial flexibility and liquidity, which will maintain our investment-grade credit rating; and also enhance EQT’s optionality to address the sum-of-the-parts discount. Together with Rice, we expect to be well-positioned to capture significant operating efficiencies, improve overall well economics, and deliver stronger returns to our shareholders.

This is an exciting time at EQT. The value creation opportunities for EQT from the Rice acquisition are meaningful and unique. To that end, immediately upon closing of the Rice transaction, EQT will establish a Committee of the Board of Directors to evaluate options for addressing the sum-of-the-parts discount. EQT has also commenced a search for two additional, independent Board members with extensive midstream

(1)  Permission to use quotations neither sought nor obtained.

experience. The directors will be appointed immediately upon closing of the transaction and will join the Committee to assist in the evaluation. Based on the Committee’s recommendation, EQT’s Board will announce a decision by the end of the first quarter 2018. To ensure accountability to our shareholders, the EQT Board will also move the date of the 2018 annual shareholder meeting and the window for shareholders to nominate director candidates until after the Company has announced its plan to address the sum-of-the-parts discount.

We remain confident that the Rice transaction is in the best interest of all shareholders and look forward to closing the transaction shortly following approval by our shareholders on November 9, 2017.

Shareholders with questions about how to vote their shares may call Innisfree M&A Incorporated, the company’s proxy solicitor, toll-free at 877) 717-3930 (from the U.S. and Canada) or (412) 232-3651 (from other locations).

About EQT Corporation:

EQT Corporation is an integrated energy company with emphasis on Appalachian area natural gas production, gathering, and transmission. With more than 125 years of experience, EQT continues to be a leader in the use of advanced horizontal drilling technology — designed to minimize the potential impact of drilling-related activities and reduce the overall environmental footprint. Through safe and responsible operations, the Company is committed to meeting the country’s growing demand for clean-burning energy, while continuing to provide a rewarding workplace and enrich the communities where its employees live and work. EQT also owns a 90% limited partner interest in EQT GP Holdings, LP. EQT GP Holdings, LP owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interests in EQT Midstream Partners, LP.

Visit EQT Corporation at www.EQT.com.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the

year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

EQT analyst inquiries:
Patrick Kane, 412-553-7833
Chief Investor Relations Officer
pkane@eqt.com

EQT Midstream Partners / EQT GP Holdings analyst inquiries:
Nate Tetlow, 412-553-5834
Investor Relations Director
ntetlow@eqt.com

Media inquiries:
Natalie Cox, 412-395-3941
Corporate Director, Communications
ncox@eqt.com